





YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet, Smartphone or Tablet – QUICK ★★★ EASY IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

OCULIS HOLDING AG

Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 12:00 p.m., Eastern Time, on May 26, 2024.

INTERNET
www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MOBILE VOTING
On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

OCULIS HOLDING AG

The undersigned appoints the current independent proxy of the Company, PST Legal AG, as proxy, and authorizes them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of Oculis Holding AG ("**Oculis**"), held of record by the undersigned at the close of business on April 23, 2024 at the 2024 Annual General Meeting of Shareholders of Oculis to be held on May 29, 2024, or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF AGENDA ITEMS 1-13, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PROXY NAMED HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed, on the other side)

Important Notice Regarding the Internet Availability of Proxy Materials for the 2024 Annual General Meeting of Shareholders

To view the Proxy Statement and to Attend the Annual General Meeting, please go to:
https://www.cstproxy.com/oculis/2024

VOTING PROPOSALS
THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE YOUR SHARES "FOR" AGENDA ITEMS 1-13

Please mark your votes like this  **X**

1. Approval of the 2023 Annual Report including the 2023 Annual (Statutory) Financial Statements and the 2023 Consolidated Financial Statements
FOR ☐ AGAINST ☐ ABSTAIN ☐

2. Allocation of Balance Sheet Results 2023
FOR ☐ AGAINST ☐ ABSTAIN ☐

3. Discharge to the Members of the Board of Directors and the Executive Committee
FOR ☐ AGAINST ☐ ABSTAIN ☐

4. Election of the Chairperson and the other Members of the Board Of Directors

4.1. Re-election of Anthony Rosenberg as Member and Chairperson of the Board of Directors
FOR ☐ AGAINST ☐ ABSTAIN ☐

4.2. Re-election of Christina Ackermann
☐ ☐ ☐

4.3. Re-election of Lionel Carnot
☐ ☐ ☐

4.4. Re-election of Martijn Kleijwegt
☐ ☐ ☐

4.5. Re-election of Geraldine O'Keeffe
☐ ☐ ☐

4.6. Re-election of Riad Sherif
☐ ☐ ☐

4.7. Election of Robert K. Warner
☐ ☐ ☐

4.8. Election of Arshad M. Khanani
☐ ☐ ☐

5. Election of the Members of the Compensation Committee

5.1. Re-election of Christina Ackermann
FOR ☐ AGAINST ☐ ABSTAIN ☐

5.2. Re-election of Lionel Carnot
☐ ☐ ☐

5.3. Election of Robert K. Warner
☐ ☐ ☐

6. Re-Election of PricewaterhouseCoopers SA (Pully) as Statutory Auditors
FOR ☐ AGAINST ☐ ABSTAIN ☐

7. Election of PST Legal AG (Zug) as Independent Proxy
FOR ☐ AGAINST ☐ ABSTAIN ☐

8. Compensation for the Non-Executive Members of the Board of Directors

8.1. Vote on Total Fixed (Non-Performance-Related) Compensation for Non-Executive Members of the Board of Directors until the end of the Company's 2025 Annual General Meeting
FOR ☐ AGAINST ☐ ABSTAIN ☐

8.2. Vote on Equity or Equity Based Compensation for Non-Executive Members of the Board of Directors until the end of the Company's 2025 Annual General Meeting
FOR ☐ AGAINST ☐ ABSTAIN ☐

9. Compensation for the Members of the Executive Committee

9.1. Vote on Fixed (Non-Performance-Related) Compensation for Members of the Executive Committee payable in 2025
FOR ☐ AGAINST ☐ ABSTAIN ☐

9.2. Vote on Variable Compensation for Members of the Executive Committee payable in 2025
FOR ☐ AGAINST ☐ ABSTAIN ☐

9.3. Vote on Equity Based Compensation for Members of the Executive Committee for 2025
FOR ☐ AGAINST ☐ ABSTAIN ☐

10. Non-Binding Advisory Vote on the 2023 Compensation Report
FOR ☐ AGAINST ☐ ABSTAIN ☐

11. Increase and Amendment of Capital Band*
FOR ☐ AGAINST ☐

12. Increase and Amendment of Conditional Share Capital for Bonds and Similar Debt Instruments*
FOR ☐ AGAINST ☐

13. Increase of Conditional Share Capital for Employee Benefit Plans*
FOR ☐ AGAINST ☐

*Please check either "For" or "Against" because abstentions have the legal effect of "Against".

CONTROL NUMBER

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Signature_____ Signature, if held jointly_____ Date_____, 2024

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.